Exhibit 99.3

RiT TECHNOLOGIES LTD.

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF 2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2008 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of RiT Technologies Ltd. (the “Company”) will be held on Tuesday, August 26, 2008 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To elect three (3) directors to the Board of Directors of the Company;

2.	To approve the re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2008; and to authorize our board of directors to delegate to the audit committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

3.	To authorize our Board of Directors to effect a reverse share split of all of our Ordinary Shares at a ratio not to exceed one-for-eight and to approve related amendments to the Company’s Memorandum and Articles of Association;

4.	To approve the liability insurance covering our directors and officers;

5.	To approve terms and framework of compensation to an employee who is related to STINS COMAN Incorporated, the controlling shareholder of the Company;

6.	To approve a private issuance by the Company of ordinary shares to STINS COMAN Incorporated, the controlling shareholder of the Company;

7.	To approve the renewal of a distribution agreement between the Company and STINS Corp, a subsidiary of STINS COMAN Incorporated, the controlling shareholder of the Company;

8.	To approve a special bonus payment to Liora Katzenstein, following termination of her service as director;

9.	To approve terms of compensation to a non-employee director;

10.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2007; and

11.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on July 24, 2008 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company’s Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

July 22, 2008

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.1 nominal value (the “Ordinary Shares”), of RiT Technologies Ltd. (“we,” “RiT” or the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2008 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, August 26, 2008 at 10:00 a.m (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Annual General Meeting is as follows:

1.	To elect three (3) directors to the Board of Directors of the Company;

2.	To re-appointment of KPMG Somech Chaikin as the Company’s independent auditors for the fiscal year ending December 31, 2008; and to authorize our board of directors to delegate to the audit committee the authority to fix the remuneration of KPMG Somech Chaikin in accordance with the volume and nature of their services;

3.	To authorize our Board of Directors to effect a reverse share split of all of our Ordinary Shares at a ratio not to exceed one-for-eight and to approve related amendments to the Company’s Memorandum and Articles of Association;

4.	To approve the liability insurance covering our directors and officers;

5.	To approve terms and framework of compensation to an employee who is related to STINS COMAN Incorporated, the controlling shareholder of the Company;

6.	To approve a private issuance by the Company of newly issued ordinary shares of the Company to STINS COMAN Incorporated, the controlling shareholder of the Company;

7.	To approve the renewal of a distribution agreement between the Company and STINS Corp. a subsidiary of STINS COMAN Incorporated, the controlling shareholder of the Company;

8.	To approve a special bonus payment to Liora Katzenstein, following termination of her service as director;

9.	To approve terms of compensation to a non-employee director;

10.	To consider the audited consolidated financial statements of the Company for the year ended December 31, 2007; and

11.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on July 24, 2008 (the “record date”), are entitled to notice of, and to vote at, the Meeting. As of July 1, 2008, there were outstanding 14,681,574 Ordinary Shares. Each Ordinary Share entitles the holder to one vote.

Two or more shareholders conferring in the aggregate 35% of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about July 25, 2008, and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of July 1, 2008, the number of shares owned beneficially by (i) all shareholders known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned	Beneficially Owned as Percent of Total Shares[1]
STINS COMAN Incorporated Sergey Anisimov and Boris Granovsky [2]	6,150,336	41.9%
Austin W. Marxe and David M. Greenhouse [3]	2,748,596	18.7%
All directors and officers as a group	6,727,836	44.1%

(1)	Based on 14,681,574 Ordinary Shares outstanding as of July 1, 2008.

(2)	Based on a Schedule 13D filed by STINS COMAN Incorporated with the SEC on June 19, 2008, STINS COMAN is the holder of 6,150,136 ordinary shares. Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Mr. Granovsky is the CEO of, and owns a minority interest in, STINS COMAN. Consequently, Messrs. Anisimov and Granovsky may be deemed the beneficial owners, and to share the power to vote and dispose, of these shares.

(3)	As of June 30, 2008, based on a Schedule 13G filed by Austin W. Marxe and David M. Greenhouse with the SEC on July 9, 2008. The Schedule 13G indicates thatMessrs. Marxe and Greenhouse share sole voting and investment power over 1,054,845 ordinary shares and 276,800 warrants owned by Special Situations Private Equity Fund, L.P., 954,488 ordinary shares and 232,500 warrants owned by Special Situations Technology Fund II, L.P., 177,452 ordinary shares and 44,275 warrants owned by Special Situations Technology Fund, L.P. and 8,236 ordinary shares owned by Special Situations Fund III, L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this proxy statement, certain information contained herein, including, without limitation, information appearing under Items 3, 6 and 7, are forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements are based on various assumptions (some of which are beyond our control) and may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “continues”, “plans”, “seeks”, “potential”, and similar words and phrases. Actual results could differ materially from those contained in forward-looking statements due to a variety of factors, including, but not limited to those risks set forth in our SEC filings. Except as may be required by law, we do not undertake, and specifically disclaim, any obligation to release publicly the results of any revisions which may be required to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such forward-looking statements.

ITEM 1 – ELECTION OF DIRECTORS

        Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) nor more than seven (7) directors, as may be determined by resolution of the shareholders of the Company. Currently, the Board of Directors consists of five (5) members. Directors of the Company, other than our two external directors (who were elected for a term of three years at the annual general meeting held in 2007), are elected at each annual general meeting of shareholders.

        At the Annual General Meeting, shareholders will be asked to elect three (3) directors to the Company’s Board of Directors, two of whom (Messrs. Anisimov and Granovsky) are current members of the Board. Prof. Liora Katzenstein, who served as a director since February 2003, will not stand for reelection and her term will expire at the Meeting (see Item 8 below). In addition, contrary to our public announcement in June 12, 2008, our Board of Directors has eventually resolved that Mr. Kovarsky, our Chief Executive Officer, will not be appointed as a director of RiT.

        Each elected nominee will hold office until the next annual general meeting, unless his office is vacated earlier pursuant to the provisions of our Articles of Association or applicable law.

        A brief biography of each director nominee is set forth below. For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” For details about compensation paid to these nominees, see below under the caption “Executive Compensation” and Item 9 below.

        The following information is supplied with respect to each person recommended to be elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the nominees.

Name	Principal Occupation or Employment with the Company	Age	Director Since	Percentage of Ordinary Shares Beneficially Owned (1)
Sergey Anisimov (2)	Chairman of the Board of Directors	54	2008	41.9%
Boris Granovsky (3)	Director	40	2008	41.9%
Roman Govorov	Director	30	N/A	0%

(1)	Based on 14,681,574 Ordinary Shares outstanding as of July 1, 2008.

(2)	Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN Incorporated. Based on a Schedule 13D filed by STINS COMAN Incorporated with the SEC on June 19, 2008, STINS COMAN beneficially owns 41.9% of the Company. Mr. Anisimov may be deemed to beneficially own the RiT shares held by STINS COMAN.

(3)	Mr. Granovsky is the CEO of, and owns a minority interest in, STINS COMAN Incorporated. Based on a Schedule 13D filed by STINS COMAN Incorporated with the SEC on June 19, 2008, STINS COMAN beneficially owns 41.9% of the Company. Mr. Granovsky may be deemed to beneficially own the RiT shares held by STINS COMAN.

        Mr. Sergey Anisimov has served as the Chairman of the Company’s Board of Directors since June 2008. Mr. Anisimov founded STINS COMAN Incorporated, a holding company of several companies (the “Group”), in 1992 and since then has served as its president. The Group has been a distributor of the Company for the last 14 years. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. in technologies from Moscow State Technical University N.A. N.E. Bauman.

        Mr. Boris Granovsky has served as a member of the Company’s Board of Directors since June 2008. He is the Chief Executive Officer of STINS COMAN Incorporated since 2000. Prior thereto, Mr. Granovsky served as a sale manager and thereafter as Vice President of Sales in STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA degree in management from Business School of the Open University of United Kingdom.

        Mr. Roman Govorov has served as a Managing Director of IBRG Capital, a private equity fund, since September 2007. From 2006 to 2007, he served as a senior associate and deputy head of the M&A department of Columbus Nova, a private equity fund. From 2004 to 2006, he served as an associate and analyst at Aton Capital, a Russian investment bank. From 2000 to 2004, he served as an analyst at United Financial Group, an investment bank that was acquired by Deutsche Bank in 2004. Mr. Govorov is a graduate (major: finance and credit) of the Plekhanov Russian Academy of Economics and a graduate (major: applied mathematics) of the Moscow Engineering Physics Institute.

It is proposed that at the Annual General Meeting the following resolutions be adopted:

        “RESOLVED, that Sergey Anisimov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal;"

        “RESOLVED, that Boris Granovsky be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal;” and

        “RESOLVED, that Roman Govorov be elected to serve as a member of the Board of Directors until the next annual general meeting of the Company or his earlier resignation or removal, effective immediately.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required to elect each of the said nominees.

The Board of Directors recommends that the shareholders vote FOR the election of all the nominees named above.

Executive Compensation

        The aggregate direct remuneration paid to all our directors and officers as a group (15 persons) for the year ended December 31, 2007 was approximately $1,300,000 compared with $1,148,000 in 2006 (the group consisted of 16 persons in 2006). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $230,000 which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

        Our directors (who are not also officers) received no compensation in 2007. In 2007, we granted options to purchase an aggregate amount of 30,000 ordinary shares to our officers under our 2003 Share Option Plan at exercise price of $1.05 per share and no options were granted to our directors. The options expire on the sixth anniversary of the date of grant.

        Effective March 6, 2008, our external directors and Prof. Katzenstein receive annual compensation of NIS 71,300 (currently equates to approximately $20,850) and NIS 3,470 (currently equates to approximately $1,015) per board meeting or per board committee meeting, all linked to the Israeli Consumer Price Index (“CPI”), as well as reimbursement of out-of-pocket expenses (including, without limitation, business travel and accomodation) incurred in performance of their services as directors. Two of the nominees (namely, Messrs. Anisimov and Granovsky), if elected, will not receive compensation for their service as directors of the Company, except for reimbursement of out-of-pocket expenses as aforesaid. The third nominee (namely, Mr. Govorov), if elected, will receive the same compensation (and reimbursement of expenses) as our external directors (see Item 9).

ITEM 2 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

        Our audit committee and our board of directors have resolved to recommend to the shareholders that KPMG Somech Chaikin be re-appointed as the Company’s independent auditors for the 2008 fiscal year.

        KPMG Somech Chaikin has no relationship with us or with any of our affiliates except as auditors and, to a limited extent, as tax consultants and providers of some other audit related services. Our audit committee and board of directors believe that the independence of KPMG Somech Chaikin is not affected by such limited non-audit function and that, as a result of their familiarity with our operations and their reputation in the auditing field, they have the necessary personnel and professional qualifications to act as our auditors.

        The shareholders will also be asked to authorize the board of directors to fix the compensation of the auditors in accordance with the amount and nature of their services, or to delegate such power to the Company’s audit committee, as contemplated by the Sarbanes-Oxley Act of 2002.

With respect to the year 2007, we paid KPMG Somech Chaikin $121,276 for auditing services and $20,000 for tax related services.

        It is proposed that at the Annual General Meeting the following resolution be adopted:

        “RESOLVED, that the re-appointment of KPMG Somech Chaikin as independent auditors of the Company for the 2008 fiscal year be, and it hereby is, approved and that the board of directors be, and it hereby is, authorized to delegate to the audit committee of the board the authority to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter is required for the approval of this matter.

The board of directors recommends a vote FOR approval of the foregoing resolution.

ITEM 3 – REVERSE SHARE SPLIT

Background

        On December 11, 2007, we reported that we received a NASDAQ Staff Deficiency Letter informing us that we were not in compliance with NASDAQ Marketplace Rule 4320(e)(2)(E)(ii) indicating that our Ordinary Shares had closed below $1.00 per share for the preceding 30 consecutive trading days. We were given 180 days, or until June 3, 2008, to regain compliance and, under certain circumstances, such period may be extended by additional 180 days. On June 4, 2008 we received a NASDAQ Staff Determination letter informing us that we failed to regain compliance with said rule. As previously reported, we have requested a hearing before the NASDAQ Listing Qualification Panel (the “Panel”) to appeal the NASDAQ Staff determination. The hearing request has stayed the delisting action until the Panel issues its decision following the hearing. There can be no assurance that the Panel will grant our request.

        If a delisting were to occur, and our Ordinary Shares did not thereafter qualify for trading on the NASDAQ Capital Market, our Ordinary Shares may trade on the OTC Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. These alternatives are generally considered to be less efficient and less broad-based than the NASDAQ Capital Market.

Purpose of the Reverse Share Split

        The purpose of the reverse share split is to increase the market price per share of our Ordinary Shares. Our Board of Directors intends to effect a reverse share split only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price of our Ordinary Shares and is necessary to continue our listing on the NASDAQ Capital Market. This, to a large degree, depends on the Panel’s decision.

        If the reverse share split is authorized by our shareholders, our Board of Directors will have the discretion to implement the reverse share split once during the next 12 months, or effect no reverse share split at all.

        Our Board of Directors has requested that shareholders approve an exchange ratio range, as opposed to approval of a specified exchange ratio, in order to give the Board of Directors maximum discretion and flexibility to determine the exchange ratio based, among other factors, upon prevailing market, business, economic and regulatory conditions at the time. It is important to note that it is not the intention of the Board of Directors to effect the reverse share split immediately after the Meeting, nor does it intend to exercise its authority to effect a reverse share split at the highest possible rate (one-to-eight), unless the Board will conclude that regulatory, market, business and economic conditions at the time so require or, as stated above, the Panel will not accept our appeal. No further action on the part of the shareholders will be required to either effect or abandon the reverse share split.

        If shareholders approve the reverse share split but no reverse share split is effected within 12 months after the Meeting, the Board of Director’s authority to effect the reverse share split will terminate.

Position of the Board of Directors

        Our Board of Directors has unanimously recommended that our shareholders authorize the Board to effect a reverse share split of Ordinary Shares at a ratio, to be established by the Board in its sole discretion, not to exceed one-for-eight, or to abandon the reverse share split. This would require amendments to the Memorandum and Articles of Association that would (1) effect the reverse share split by reducing the number of our issued and outstanding Ordinary Shares, as well as the number of our authorized but unissued shares, by the ratio to be determined by the Board of Directors, not to exceed one-for-eight and (2) a proportionate increase in the par value based on the ratio to be determined by the Board of Directors.

        Our Board of Directors has determined that the continued listing of our Ordinary Shares on NASDAQ is in the best interests of our shareholders. If our Ordinary Shares were delisted from NASDAQ because of failure to satisfy the minimum $1.00 price per share requirement, trading in our Ordinary Shares would have to be conducted on the OTC Bulletin Board or in the “pink sheets”. Our Board of Directors currently believes that the benefits of the reverse share split outweigh the risks associated with such action, as described below.

Risks of a Reverse Share Split

        While our Board of Directors believes that the potential advantages of a reverse share split outweigh the risks, if the Board does effect a reverse share split, you should be aware that there is no assurance that:

—	our Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse shares split;

—	the reverse share split will result in a per share price high enough to attract and retain employees and strategic partners;

—	the bid price of our Ordinary Shares after a reverse share split will be maintained at or above $1.00;

—	our Ordinary Shares will not be delisted from NASDAQ for other reasons;

—	the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding after the reverse share split;

—	engaging in a reverse share split will not be perceived in a negative manner by investors, analysts or other stock market participants; or

—	the reverse share split will not result in some shareholders owning “odd-lots”of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

Effects of the Reverse Share Split on our Ordinary Shares

        A reverse share split will reduce the number of Ordinary Shares issued and outstanding and the number of shares authorized but unissued, into a proportionately fewer number of Ordinary Shares. It will also result in a further adjustment of the par value of our Ordinary Shares. For example, if our Board of Directors implements a one-for-five reverse share split of our Ordinary Shares, then a shareholder holding 500 Ordinary Shares, NIS 0.10 par value, before the reverse share split would hold 100 Ordinary Shares, NIS 0.50 par value, after the reverse share split, and the number of our authorized Ordinary Shares will decrease from 39,979,990 to 7,995,998 Ordinary Shares and the number of Ordinary Shares outstanding would decrease from 14,681,574 to 2,936,315 (without giving effect to the results of rounding of fractional shares). However, each shareholder’s proportionate ownership of the issued and outstanding Ordinary Shares immediately following the effectiveness of the reverse share split would remain the same. It should be noted that the reverse share split will not apply to our Deferred Shares, NIS 0.10 par value, none of which are outstanding.

        The reverse share split will also affect the outstanding options under our equity incentive plans and outstanding warrants. Generally, such securities include provisions providing for adjustments to the number of Ordinary Shares in the event of a reverse share split in order to maintain the same economic effect. For example, if our Board of Directors implements a one-for-five reverse share split, each of the outstanding options to purchase our Ordinary Shares would represent the right to purchase that number of Ordinary Shares equal to 20% of the Ordinary Shares previously covered by the options and the exercise price per share would be five times the previous exercise price.

Certain U.S. Federal Income Tax Consequences

        The following discussion summarizing certain U.S federal income tax consequences is based on the Internal Revenue Code of 1986, as amended, and is for general information only. It does not discuss consequences that may apply to special classes of taxpayers (e.g., non-resident aliens or broker-dealers). It also does not discuss state and local tax issues. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

        In very general terms, a reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

Certain Israeli Tax Consequences

        The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance, 1961-5721, as amended, and the policy of the Israeli Tax Authority as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

        Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, with the consideration being the new Ordinary Shares received in the reverse share split. Such sale of Ordinary Shares will generally be viewed as a tax event for Israeli tax purposes and will result in the recognition of gain or loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder.

        However, we have approached the Israeli Tax Authority in order to obtain an advanced tax ruling that will provide that Israeli tax will not be chargeable on the reverse share split. Such ruling is also expected to provide that the adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the adjusted tax basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split, and that for Israeli tax purposes the holding period of the new Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. There is no assurance that we will obtain such ruling.

Fractional Shares

        In order to avoid the expense and inconvenience of issuing fractional shares in connection with the reverse share split, we intend to round any fractional share that results from the reverse share split to the nearest whole share, with a half share being rounded upward.

No Appraisal Rights

        No appraisal rights are available under the Israeli Companies Law or under our Articles of Association to any shareholder who dissents from the proposal to approve the reverse share split.

Additional Information

        If and when our Board of Directors resolves to effect the reverse share split, we will publicly announce the same, including the ratio and additional details regarding the reverse share split, such as exchange of share certificates etc.

Proposed Resolutions

        It is therefore proposed that at the Meeting the following resolutions be adopted:

        “RESOLVED, that the Board of Directors is authorized, in its discretion (as described below), to effect a reverse share split of the Company’s Ordinary Shares at a ratio not to exceed one-for-eight;

        RESOLVED, that the Board of Directors is authorized to determine whether or not to effect the reverse share split, and if so, to determine the effective date (to be no later than 12 months following the date of this shareholder resolution) and the ratio of the reverse share split (not to exceed one-for-eight), as in the discretion of the Board of Directors is necessary or desirable to maintain the listing of the Ordinary Shares on the NASDAQ Stock Market based on the market, business and economic conditions prevailing at the time of such determination and such other factors deemed relevant by the Board of Directors, such determination to be conclusive evidence of the necessity or desirability thereof; and that, if the Board of Directors resolves to effect the reverse share split, then, simultaneously, the par value of each Ordinary Share (currently, NIS 0.10) shall be increased in the ratio of the reverse share split;

        RESOLVED, that, if the reverse share split is effected, the issuance of such number of Ordinary Shares as is necessary, at the discretion of the Board of Directors, to treat fractional shares resulting from the reverse share split is hereby authorized;

        RESOLVED, that, if the reverse share split is effected, in order to reflect the foregoing resolutions, the first sentence of Article 4 of the Amended and Restated Articles of Association of the Company and Section 4 of the Company’s Memorandum of Association, as amended, be amended to read as follows:

‘The share capital of the Company is four hundred thousand New Israeli Shekels (NIS 400,000) divided into [______________ (________)] Ordinary Shares, par value NIS [__] each, and twenty thousand two hundred and thirty (20,330) Deferred Shares, par value 0.10 NIS each. The Ordinary Shares confer upon their holders the rights described in these Articles. Notwithstanding any other provision of these Articles, the Deferred Shares confer upon their holders no rights other than the right to their par value upon liquidation of the Company.’ [blanks to be completed following determination of the reverse share split ratio]

        RESOLVED, that if any amendment to the Amended and Restated Articles of Association or the Memorandum of Association of the Company is approved, at any time and from time to time, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Articles of Association or Memorandum of Association of the Company, as applicable, to reflect such amendments.”

Required Vote

The affirmative vote of not less than 75% of the ordinary shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 4 – APPROVAL OF DIRECTORS AND OFFICERS LIABILITY INSURANCE

        The Companies Law and our Articles of Association authorize the Company, subject to receipt of all approvals required under applicable law, to insure our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors, with respect to: (1) a violation of the duty of care of the office holder towards the Company or another person; (2) a breach of his or her duty of loyalty towards the Company, provided that the office holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of the Company; and (3) a financial obligation imposed on the office holder for the benefit of another person.

        Under Israeli law, the insurance of directors is required to be approved by our Audit Committee, Board of Directors and shareholders. Our Audit Committee and Board of Directors have approved the Company’s purchasing the following:

—	a “run-off endorsement” to the existing insurance policy which extends the discovery period of the existing policy and creates a non-cancelable insurance policy for a term of seven (7) years, with a limit of liability of US$10 million, at a premium of US$93,600 for the entire 7 year term (the “Run-Off Policy”); and

—	a directors and officers liability insurance policy, for the benefit of all directors and officers who may serve the Company from time to time, for a term of 12 months, with a limit of liability of US$10 million, at a premium of US$35,000 (the “Policy”, and together with the Run-Off Policy, the “Policies”).

        We believe that it is in the Company’s best interests to provide D&O liability insurance coverage for the benefit of our directors to enable us to attract and retain highly qualified directors.

        At the Meeting, the shareholders will also be asked to approve any renewal and/or extension of the Policy, and the purchase of any other D&O insurance policy upon the expiration of the Policy from the same or a different insurance company, provided that such renewal, extension or substitution is for the benefit of the Company and its officers and directors and on terms substantially similar to or more favorable to the Company than those of the then effective insurance policy and that the annual premium does not exceed an amount representing an increase of 10% in any year, as compared to the previous year. The approval of the shareholders of this proposed resolution at the Meeting will extend to any renewal or substitution of such policy, from time to time, within the foregoing limitations. The approval will apply to current directors and any future directors who may serve from time to time, whether or not considered a “controlling person” under the Companies Law.

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the Policies and the liability insurance coverage described in the Proxy Statement, dated July 22, 2008, and any renewals, extensions or substitutions pursuant to the limitations set forth therein, for the benefit of all directors of the Company who may serve from time to time, be and hereby is approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. However, the controlling shareholder of the Company may be deemed to have an interest in approval of this resolution as Messrs. Anisimov and Granovsky may be deemed to be controlling shareholders. As a result, for the sake of clarity, these proposals, as regards such directors, will be approved only if (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution (see Item 5 below for a definition of personal interest). STINS COMAN Incorporated is deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company’s VP Finance at +972 (3) 766-4249 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5 – COMPENSATION TO EMPLOYEE

        Under the Companies Law, the employment of “relatives” of a “controlling shareholder” (as such terms are defined under the Companies Law) of a public company, such as RiT, is required to be approved by our Audit Committee, Board of Directors and shareholders (in a special majority).

        Mr. Sergey Anisimov is the Chairman of the Company’s Board of Directors and is the founder and President of STINS COMAN Incorporated, our controlling shareholder. Our Audit Committee and Board of Directors have approved the employment by the Company of the son of Mr. Sergey Anisimov (the “Employee”) in the quality assurance department at a monthly gross salary of approximately NIS 12,000 (approximately $3,600) and additional social benefits in accordance with the Company’s policy.

        Our Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement, pursuant to which any modifications or amendments to be made in the Employee’s employment terms or position by officers of the Company in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as Employee is not an office holder of the Company; and (iv) the further approval by the Audit Committee and the Board of Directors. This framework arrangement, if approved by shareholders at the Meeting, will generally enable us to modify the terms of employment of the Employee without the need for additional shareholder approval, as long as the foregoing conditions are met, as shall be determined by the further approval of our Audit Committee and Board of Directors.

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the employment of the Employee, as described in the Company’s Proxy Statement of July 22, 2008, be approved;” and

        RESOLVED, that any modifications or amendments to be made in the Employee’s employment terms or position by officers of the Company in the future are approved; and that the management of the Company be, and it is hereby is, authorized to negotiate and execute in the name and on behalf of the Company, contracts for such modifications or amendments, upon the terms and conditions so negotiated; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the one monthly salary per year, (iii) any change in position is permitted as long as Employee is not an office holder of the Company; and (iv) the further approval by the Audit Committee and the Board of Directors; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any such modifications or amendments in accordance with these resolutions.”

Required Vote

        Under the Companies Law, an “extraordinary transaction” (as defined in the Companies Law) of a public company in which a “controlling shareholder” (as defined in the Companies Law) has a “personal interest” (as defined in the Companies Law), as well as the engagement of a controlling shareholder or a “relative” (as defined in the Companies Law) thereof as an office holder or employee of the company, generally require the approval of the audit committee, the board of directors and the shareholders of the company (by a special majority vote in accordance with Section 275 of the Companies Law), in that order. Since the Employee is a relative of Mr. Sergey Anisimov, then if Mr. Anisimov was to be deemed to be a controlling shareholder of RiT, we would be required to have the aforesaid resolution approved by a special majority in accordance with Section 275 of the Companies Law. Consequently, for the sake of clarity, we require that the above proposal will be approved by the affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon, and provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power.

        The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares. STINS COMAN Incorporated is deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company’s VP Finance at +972 (3) 766-4249 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 – APPROVAL OF PRIVATE PLACEMENT
WITH CONTROLLING SHAREHOLDER

Background

        In June 2008, we entered into a short-term loan agreement with STINS COMAN, our controlling shareholder, pursuant to which STINS COMAN will extend to the Company an unsecured loan of up to $4 million at an annual interest rate of 2.47%. Under the loan agreement, we are required to repay the outstanding principal amount and the interest accrued thereon in one payment 12 months after receipt of the funds. To date, due to our cash requirements, we have already called for the full $4 million, of which (i) $2 million were received by us in June 2008 and (ii) $2 million are expected to be received in the coming weeks.

        On July 22, 2008, we entered into a binding Memorandum of Understanding with STINS COMAN, a copy of which is attached as Annex A hereto (the “MOU”) for a private issuance by the Company of newly issued ordinary shares of the Company to STINS COMAN (the “Transaction”). Pursuant to the MOU, the outstanding loan amount and the interest accrued thereon will convert, at the closing, into ordinary shares of the Company at a conversion price of $0.65 per share (the “Conversion Price”). The closing of the Transaction is subject, among others, to the execution of a definitive agreement and the approval of our shareholders at the Meeting, and is expected to occur promptly after the Meeting.

        For illustrative purposes only, if the Transaction were to close at the date of the Meeting, the outstanding loan amount and the interest accrued thereon will total at approximately $4,017,000, which means we will be required to issue to STINS COMAN 6,180,000 ordinary shares, representing approximately 29.6% of our outstanding shares (on a post-issuance basis). As of July 17, 2008, STINS COMAN holds 6,150,336 Rit Shares, representing approximately 41.9% of our outstanding shares. Following consummation of the Transaction, STINS COMAN is expected to hold approximately 12,330,336 Rit Shares, representing approximately 59.1% of our outstanding shares.

        On July 20, 2008, our Audit Committee and Board of Directors approved the Transaction and the actions contemplated therein, including the negotiation and execution by the Company of a definitive securities purchase agreement with STINS COMAN, with recommendation that the shareholders approve the same.

        You should be aware that under Section 328(a) of the Companies Law, no acquisition shall be made, if it results, among other things, in the acquirer holding 45% or more of the voting power in a public company, such as RiT, if there is no other shareholder holding 45% or more of the voting power in the company, unless the acquirer purchases the shares pursuant to a special tender offer. One exception to the above rule is an acquisition of shares in a private issuance, such as the Transaction, provided that the shareholders of such company approved the private issuance as a private issuance whose purpose is to have the acquirer hold 45% or more of the voting power in the company. No shareholder of the Company holds 45% or more of the voting power in the Company and the Transaction is intended, among other things, to increase STINS COMAN’s holdings to more than 45% of the voting power in the Company.

Summary of the Transaction

The following summary of the proposed Transaction is primarily based on the MOU. Since no definitive securities purchase agreement has been executed between the parties to date, the following summary is not, and should not be considered as, a complete description of all the terms of the Transaction and there can be no assurance that such definitive securities purchase agreement shall be executed or that the Transaction shall be consummated.

        Pursuant to the MOU, the Company agreed that, at the closing, the outstanding loan amount and the interest accrued thereon will convert into ordinary shares of the Company at the Conversion Price.

        The Company also agreed to make reasonable commercial efforts to register for resale all the newly issued ordinary shares under the Securities Act of 1933, as amended, within six months following demand by STINS COMAN.

        STINS COMAN agreed to make customary representations and warranties with respect to its status. The Company agreed to make limited representations regarding the transaction and the validity of the shares.

        The closing of the Transaction is subject, among others, to the execution of a definitive agreement and the approval of our shareholders at the Meeting, and is expected to occur promptly after the Meeting. The parties agreed that the closing of the Transaction must occur by September 15, 2008 at the latest.

Reasons for the Transaction

        The Company deems the investment by STINS COMAN as a key step in implementing its business strategy. The main purpose of the Transaction is to add to the Company’s shareholders equity by turning short-term debt (i.e., the loan provided by STINS COMAN) into equity. In approving the Transaction, our Audit Committee and Board of Directors considered, among other things, the following factors:

—	the raising of capital through a private issuance of shares is a relatively quick process involving relatively low costs compared with other alternatives of raising capital;

—	the transaction would enable the Company to improve its financial strength, especially by increasing the share capital of the Company on account of short-term debt; and

—	the purchase price of the shares (i.e., the Conversion Price) represents a premium of 25% over the closing price of the ordinary shares as reported on Nasdaq on July 18, 2008, the last trading day before the approval of the Transaction by the Audit Committee and Board of Directors.

        Our Audit Committee and Board of Directors also took into account that, as a result of the Transaction, (1) STINS COMAN will not be required to commence a special tender offer (which, as a matter of Israeli law, it may not do prior to June 2009) in order to increase its shareholdings in RiT to more than 45% and (2) STINS COMAN will have sufficient voting power to guarantee a majority vote for the election of all of our directors (subject to the provisions of the Companies Law with regard to external directors) and all other resolutions submitted to shareholders which require a majority vote, such as a merger, consolidation or other similar change of control transaction involving RiT. However, our Audit Committee and Board of Directors noted that STINS COMAN is currently the largest shareholder of the Company and is already regarded by the Company as its controlling shareholder and exerts significant influence on shareholder matters. Moreover, under the Companies Law, transactions between us and STINS COMAN, such as the Transaction, and transactions of RiT in which STINS COMAN has an interest (other than solely through its ownership of our shares), which are material, or not in the ordinary course of business or not on market terms, generally require the approval of our shareholders by a special majority in accordance with Section 275 of the Companies Law.

Proposed Resolutions

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the Transaction between the Company and STINS COMAN, whose purpose is, among other things, to increase STINS COMAN’s holdings in the Company to more than 45% of the voting power in the Company, as described in the Company’s Proxy Statement of July 22, 2008, be, and same hereby is, approved; and

        RESOLVED, that to effectuate the Transaction and the foregoing resolution, the Company be, and hereby is, authorized to enter into a definitive securities purchase agreement with STINS COMAN or its affiliates, which agreement shall set forth the terms of the Transaction and such other terms and conditions that the authorized officers of the Company (as authorized, and to the extent authorized, by the Board of Directors) deem fit; provided that any modifications of the terms of the Transaction described in the Company’s Proxy Statement of July 22, 2008, that materially increase the obligations, or decrease the rights, of the Company shall be approved by the Audit Committee and Board of Directors of the Company.”

Required Vote

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power.

        The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution (see Item 5 above for a definition of personal interest). STINS COMAN Incorporated is deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company’s VP Finance at +972 (3) 766-4249 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 7 – RENEWAL OF DISTRIBUTION AGREEMENT

Background

        Under the Companies Law, an “extraordinary transaction” (as defined in the Companies Law) of a public company, such as RiT, with a “controlling shareholder” (as defined in the Companies Law), such as STINS COMAN, generally requires the approval of the audit committee, the board of directors and the shareholders of the company (by a special majority vote in accordance with Section 275 of the Companies Law), in that order.

        STINS COMAN has served as our distributor in Russia since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we have entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN (the “Distributor Agreement”), whereby STINS Corp. was appointed as our non-exclusive distributor in Russia. The term of the Distributor Agreement has expired and, following approval of our Audit Committee and Board of Directors, we wish to renew its term until July 14, 2009.

        In 2006 and 2007, we generated approximately $229,000 and $395,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement. In 2008, we estimate to generate revenues of over $1 million from orders placed by with STINS COMAN under the Distributor Agreement.

Reasons for the Transaction

        The Company deems the continued distributor relationship with STINS Corp. and the renewal of the Distributor Agreement to be in the best interest of the Company. In approving the transaction, our Audit Committee and Board of Directors considered, among other things, the following factors:

—	the previous satisfactory relationship with STINS Corp.;

—	the renewal of the Distributor Agreement merely renews a previously existing business relationship on the same terms; and

—	the Distributor Agreement was entered at a time that STINS Corp. was not an affiliate of the Company.

Summary of the Distributor Agreement

        Under the Distributor Agreement, STINS Corp. has the non-exclusive right to distribute, sell, and/or maintain our products (as defined therein) in Russia.

        Pursuant to the Distributor Agreement, STINS Corp. undertook a series of obligations, such as to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We undertook a series of obligations, such as to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. We also extended STINS COMAN a limited warranty on our products.

        The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a fifty percent (50%) discount on our recommended price list existing at the time we accept each purchase order.

The Distributor Agreement is filed as Exhibit (e)(3) to the Schedule 14D-9 filed by the Company with the SEC on May 15, 2008, and is incorporated herein by reference. The foregoing description of the terms of the Distributor Agreement is only a summary thereof and is qualified in its entirety by reference to the full text of the Distributor Agreement.

Proposed Resolutions

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the renewal of the Distributor Agreement, as described in the Company’s Proxy Statement of July 22, 2008, be, and same hereby is, approved; and that the Company be, and hereby is, authorized to renew and/or modify the Distributor Agreement from time to time as the authorized officers of the Company (as authorized, and to the extent authorized, by the Board of Directors) deem fit; provided that any renewal or modification of the terms of the Distributor Agreement, that materially increase the obligations, or decrease the rights, of the Company shall be approved by the Audit Committee and Board of Directors of the Company.”

Required Vote

        Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, and provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power.

        The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution (see Item 5 above for a definition of personal interest). STINS COMAN Incorporated is deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company’s VP Finance at +972 (3) 766-4249 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 8 – BONUS TO PROF. KATZENSTEIN

        Under the Companies Law, the terms of compensation of directors is required to be approved by our Audit Committee, Board of Directors and shareholders.

        Prof. Liora Katzenstein, who served as our director since February 2003, will not stand for reelection and her term will expire at the Meeting. In connection with her departure and in view of her contribution to the Company over the years, our Audit Committee and Board of Directors have approved the grant of a special cash bonus in the amount of NIS 55,700 (approximately $16,050) to Prof. Liora Katzenstein, to be paid following termination of her service as director.

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, that the payment of the cash bonus to Prof. Katzenstein as described in the Company’s Proxy Statement, dated July 22, 2008, be and hereby is approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 9 – COMPENSATION TO A NON-EMPLOYEE DIRECTOR

        Effective March 6, 2008, our external directors and our independent director (namely, Prof. Katzenstein) receive annual compensation of NIS 71,300 (approximately $20,850) and NIS 3,470 (approximately $1,015) per board meeting or per board committee meeting, all linked to the CPI.

        Consistent with the foregoing, our Audit Committee and Board of Directors have approved a compensation package for Mr. Roman Govorov’s services as a director, subject to his election in the Meeting (see Item 1 above), whereby he will receive annual compensation of NIS 71,300 (approximately $20,850) and NIS 3,470 (approximately $1,015) per board meeting or per board committee meeting, all linked to the CPI.

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, subject to Mr. Govorov’s appointment as a member of the Board, to approve the compensation package for his services as described in the Company’s Proxy Statement, dated July 22, 2008.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 10 – CONSIDERATION OF THE FINANCIAL STATEMENTS

        At the Annual General Meeting, the auditors’ report and our audited Consolidated Financial Statements for the fiscal year ended December 31, 2007 will be presented for discussion, as required by the Companies Law. The foregoing auditors’ report and financial statements, as well as our annual report on Form 20-F for the year ended December 31, 2007 (filed with the SEC on March 28, 2008), may be viewed on our website www.rittech.com or through the EDGAR website of the SEC at www.sec.gov.

        None of the auditors’ report, the financial statements, the Form 20-F and the contents of our website form part of the proxy solicitation material.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

Dated: July 22, 2008

Annex A

MEMORANDUM OF UNDERSTANDING

This Memorandum of Understanding (this “MOU”), dated as of July 22, 2008, by and between RiT Technologies Ltd. (the “Company”) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel., and Stins Coman Incorporated Ltd. (the “Purchaser”), located at 126, Pervomayskaya str., Moscow, Russia, 105203.

WHEREAS, the Purchaser has extended a $4 million loan to the Company (the “Loan”) pursuant to that Loan Agreement, dated June [16], 2008, by and between the parties hereto (the “Loan Agreement”); and

WHEREAS, subject to the terms and conditions set forth in this MOU, the parties desire that, at the Closing (as defined below), the Loan (together with interest accrued thereon through the Closing) will convert into Ordinary Shares of the Company (the “Transaction”);

NOW THEREFORE, the parties agree that the key terms of the Transaction shall be as follows:

1.	Conversion: At the Closing, the Loan (together with interest accrued thereon through the Closing) will convert into Ordinary Shares (the “Shares”) of the Company at a conversion price of $0.65 per share.

2.	Registration Rights: Subject to Closing, the Company shall make reasonable commercial efforts to register for resale all the Shares under the Securities Act of 1933, as amended, within six months following demand by STINS COMAN.

3.	Definitive Agreement: The parties will reach an accord on a definitive agreement (the “Definitive Agreement”) as promptly as possible, such definitive agreement to reflect the terms set forth above and such other customary terms and conditions.

4.	Representations and Warranties: The Definitive Agreement will contain customary representations and warranties by Purchaser with respect to its status and similar matters. The Definitive Agreement will contain limited representations and warranties by the Company regarding the transaction and the validity of the Shares.

5.	Closing: The closing of the transaction contemplated hereunder is subject to the signing of the Definitive Agreement, the approval of the Company’s shareholders as required by Israeli law and such other regulatory approvals, if any.

6.	Termination: The parties agree that, if the Closing does not occur by September 15, 2008 at the latest, this MOU shall expire automatically.

7.	Expenses: Each of the parties will bear its expenses and legal fees, respectively, incurred in respect of the transactions contemplated hereunder.

8.	Public Disclosure: Neither party hereto will make any public disclosure of, or otherwise disclose to any person (other than its officers, employees, accountants, attorneys and agents whose duties require them to have access to such information), the existence or terms of this MOU or the transactions contemplated hereby without the other party’s prior written consent, other than such disclosure as is required by law (including, in the case of the Company, securities laws and regulations).

9.	Authority, Governing Law: Each of the parties represents and acknowledges that it has the power and authority to enter into this MOU as indicated herein. This MOU is intended to be legally binding on the parties. This MOU shall be governed by and construed under the laws of Israel and disputes hereunder shall be resolved at the competent courts in Tel Aviv, Israel, in accordance with its dispute resolution rules and procedures.

IN WITNESS WHEREOF, the undersigned by their duly authorized representatives have signed this Memorandum of Understanding as of the date first above written.

RiT Technologies Ltd.
By:
——————————————
Name:
Title:

Stins Coman Incorporated.
By:
——————————————
Name:
Title: